UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Month of February, 2022

Commission File Number: 000-50975

China Finance Online Co. Limited ———————————————————————————————————
(Translation of registrant’s name into English)

HONG KONG ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17th floor of Fuzhuo Plaza A No.28 Xuanwai Street, Xicheng District Beijing, China 100052
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Changes to the Board of Directors

Mr. Frank J. Mitsch resigned as an independent director and chairman of Audit Committee of the board of directors of the Company (the "Board") for personal reasons, effective February 1, 2022. The resignation of Mr. Frank J. Mitsch did not result from any disagreement with the Company on any matter relating to the Company's operations, policies or practices. The Board would like to take this opportunity to express its gratitude to Mr. Frank J. Mitsch for his contributions to the Company during the most difficult time of the Company.

Termination of the Share Purchase Agreements for the Private Placement of August, September and December 2021

On September 14, 2021, the Company announced that it had raised an aggregate of $1,174,020 for working capital from management and a private investor in August and September 2021. On December 27, 2021, the Company announced that it has entered into securities purchase agreements with certain accredited investors and the Company's senior management persons for a private placement of 110 million Company's ordinary shares (or 2,200,000 ADS) for an aggregate consideration of $13.2 million. The previously announced financings were terminated due to the delisting of the ADSs for the ordinary shares of the Company by Nasdaq action.  Continued listing was a condition that the investors required of the Company for their investment to be consummated. Although the Company believed it could have met the continued listing standards, there was insufficient time to hold a stockholders meeting and obtain the required stockholder approval to meet the requirements of both the investors and Nasdaq. The Company agreed to the termination of the investment contracts with the investors from the August, September and December financings, and to the extent that funds for the investment had been advanced, they were returned to the investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: February 7, 2022	By:	/s/ Z. James Chen
	Name:	Z. James Chen
	Title:	Chief Executive Officer

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